

WKRELG, Inc.

DBA: AllPeople®

Consolidated Financial Statement for the Period Ending:

December 31, 2019

Table of Contents

WKRELG, Inc

BALANCE SHEET

As of December 31, 2019

ASSETS

TOTAL ASSETS

LIABILITIES AND EQUITY

  Liabilities

Total Liabilities

  Equity

   Retained Earnings

   Net Income

Total Equity

TOTAL LIABILITIES AND EQUITY

WKRELG, Inc

STATEMENT OF INCOME

January - December 2019

Income	
Total Income	
GROSS PROFIT	
Expenses	
Total Expenses	
NET OPERATING INCOME	
NET INCOME	

WKRELG, Inc.
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2019

	Common Stock		Preferred Stock		Additional Paid-in Captial	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Begining Balance, Jan. 1, 2019	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	-		-	$ -	$ -	$ -	$ -
Net Income		$ -	-	$ -	$ -	$ -	$ -
Ending Balance, Dec. 31, 2019	-	$ -	-	$ -	$ -	$ -	$ -

WKRELG, Inc

STATEMENT OF CASH FLOWS

January - December 2019

OPERATING ACTIVITIES

  Net Income

  Adjustments to reconcile Net Income to Net Cash provided by operations:

Net cash provided by operating activities

NET CASH INCREASE FOR PERIOD

CASH AT END OF PERIOD

WKRELG, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019

1. Corporate Summary

   The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from January 1, 2019 through December 31, 2019.

   Original Corporate entity was formed in October 08, 2013 in California under the name Karma Connected, Inc. On March 11, 2019, Karma Connected, Inc. changed its name to Betterfly, Inc. On July 31, 2019, Betterfly, Inc. changed its name to WKRELG, Inc., the name to which the entity holds today.

   All principal work was in design and research and no reportable financial activity occurred during the period of January 1, 2019 thru December 31, 2019.

2. Fiscal Year

   The Company operates on a December 31st year end.

3. Risks and Uncertainties

   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic fluctuations in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, entrenched and well-funded competition or changes in consumer taste. These adverse conditions could materially affect the Company's financial condition and the results of its operations.